UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ISUN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

465246106

(CUSIP Number)

Jeffrey Peck, 400 Avenue D, Suite 10, Williston, VT 05495 (802) 658-3378

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Jeffrey Peck
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 2,188,965
	8.	Shared voting power 0
	9.	Sole dispositive power 1,577,056
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 2,188,965
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	Percent of class represented by amount in row (11) 4.6%
14.	Type of reporting person (See Instructions) IN

1.	Names of reporting persons Corundum AB
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 90,660

11.	Aggregate amount beneficially owned by each reporting person 90,660
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	Percent of class represented by amount in row (11) 0.19%
14.	Type of reporting person (See Instructions) OO

1.	Names of reporting persons Mats Wennberg
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 90,660

11.	Aggregate amount beneficially owned by each reporting person 90,660
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	Percent of class represented by amount in row (11) 0.19%
14.	Type of reporting person (See Instructions) OO

1.	Names of reporting persons John P. Comeau
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 29,749
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 29,749
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	Percent of class represented by amount in row (11) 0.06%
14.	Type of reporting person (See Instructions) IN

1.	Names of reporting persons Sassoon M. Peress
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 491,500
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 491,500
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	Percent of class represented by amount in row (11) 1.04%
14.	Type of reporting person (See Instructions) IN

Item 1.	Security and Issuer

The securities covered by this Schedule 13D are shares of Common Stock, par value $0.0001 per share (the “Common Stock”) of iSun, Inc. formerly known as The Peck Company Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 400 Avenue D, Suite 10, Williston, Vermont 05495.

Item 2.	Identity and Background

(a), (f)	This statement is being filed on behalf of:

(i)	Jeffrey Peck, a citizen of the United States of America;

(ii)	Corundum AB, a Swedish limited company (“Corundum”);

(iii)	Mats Wennberg, a citizen of Sweden;

(iv)	Sassoon M. Peress, a citizen of Canada; and

(vi)	John P. Comeau, a citizen of the United States of America (together with Jeffrey Peck, Corundum AB, Sassoon Peress, and John P. Comeau, the “Reporting Persons”)

Jeffrey Peck, and Corundum AB have entered into a Joint Filing Agreement, dated as of July 1, 2019, a copy of which is incorporated herein by reference as Exhibit 5. Sassoon M. Peress entered into a Joint Filing Agreement, dated as of February 16, 2021, a copy of which is incorporated herein as Exhibit 6. John P. Comeau has entered into a Joint Filing Agreement, dated as of February 28, 2022, a copy of which is incorporated herein as Exhibit 9.

(b)	The business address of Jeffrey Peck is 400 Avenue D, Suite 10, Williston, VT 05495.

The business address of Corundum and Mats Wennberg is Box 57, 182 05 Djursholm, Stockholms län.

The business address of Sassoon M. Peress is 7501 Mountain Sights Apt 505, Montreal, QC H4P 0A8, Canada.

The business address of John P. Comeau is 2 ½ Joseph Street, Derry, NH 03038.

(c)	Jeffrey Peck is the Chief Executive Officer of the Issuer and a member of the Issuer’s Board of Directors. The business address of the Issuer is 400 Avenue D, Suite 10, Williston, VT 05495.

Mats Wennberg is the Chief Executive Officer of Corundum. Corundum’s principal business is investment management. Mr. Wennberg, as Chief Executive Officer of Corundum, may be deemed to have the shared power to dispose or direct the disposition of the shares of Common Stock of the Issuer that are directly held by Corundum.

John P. Comeau is the General Manager of Liberty Electric, Inc., a New Hampshire corporation and a wholly-owned subsidiary of iSun Industrial, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer. Mr. Comeau’s business address is 2 ½ Joseph Street, Derry, NH 03038.

(d) None of the Reporting Person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As reported on Schedule 13D filed on June 20, 2019 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to a Share Exchange Agreement, dated as of February 26, 2019 (the “Exchange Agreement”), by and among the Issuer, Peck Electric and Peck Electric’s stockholders (the “Stockholders”). In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from “Jensyn Acquisition Corp.” to “The Peck Company Holdings, Inc.” “Jensyn” refers to the Registrant prior to the Closing. In connection with the Closing, Jensyn issued 3,234,501 shares of Jensyn’s Common Stock to the Stockholders in exchange for all of the equity securities of Peck Electric, and Peck Electric became a wholly-owned subsidiary of the Issuer. In this regard, the following Reporting Persons received the following number of shares of Common Stock in consideration for their equity securities of Peck Electric: (a) Jeffrey Peck received 1,406,974 shares of Common Stock; and (b) Corundum received 90,660 shares of Common Stock.

The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019, which was attached to the Schedule 13D as Exhibit 1 and incorporated herein by reference.

On January 19, 2021 the Issuer changed its name of iSun, Inc.

On January 19, 2021, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “iSun Merger Agreement’) with Peck Mercury, Inc., iSun Energy, LLC, and Sassoon M. Peress. Pursuant to the iSun Merger Agreement, as amended, Mr. Peress was issued shares of Common Stock, Warrants and other consideration. Mr. Peress was issued 200,000 shares of Common Stock at Closing. Mr. Peress subsequently transferred an aggregate of 8,500 shares of Common Stock of the Issuer to Dan Cohen, Manish Hirapara, Emma Peress, and Shoshanna Zimmerman. Mr. Peress was subsequently issued an additional 200,000 shares pursuant to a Confidential Settlement and Release by and between the Issuer and Mr. Peress dated November 28, 2022. Mr. Peress has executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

Pursuant to the iSun Merger Agreement, Mr. Peress was issued a Warrant to acquire 100,000 shares of Common Stock. Mr. Peress exercised such Warrant on February 8, 2021 and was issued 100,000 shares of Common. Mr. Peress has executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

The foregoing summary of the iSun Merger Agreement is qualified in its entirety by reference to the iSun Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2021, incorporated herein by reference.

On January 4, 2021 the Board of Directors of the Issuer approved a grant of shares of Common Stock and Non-Qualified Stock Options to Mr. Peck. The shares of Common Stock are subject to vesting. As of the date of this Amendment No. 5 the shares of Common Stock have vested in the following amounts: Mr. Peck – 82,000.

On November 18, 2021, John Stark Electric, Inc., a New Hampshire corporation (“JSI”) and wholly-owned subsidiary of the Issuer, Liberty Electric, Inc., a New Hampshire Corporation (“Liberty”) and John P. Comeau (“Comeau”) after obtaining required consents, released signature pages and closed an Asset Purchase Agreement (the “Liberty Asset Purchase Agreement”), pursuant to which JSI acquired all of the assets of Liberty. Pursuant to the Liberty Asset Purchase Agreement, Mr. Comeau was issued 29,749 shares of Common Stock. Mr. Comeau executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

The foregoing summary of the Liberty Asset Purchase Agreement is qualified in its entirety by reference to the Liberty Asset Purchase Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2021, incorporated herein by reference.

On January 24, 2022 the Board of Directors of the Issuer approved a grant of shares of Common Stock and Non-Qualified Stock Options to Mr. Peck. The shares of Common Stock are subject to vesting. As of the date of this Amendment No. 5 the shares of Common Stock have vested in the following amounts: Mr. Peck – 50,000.

On August 11, 2022, the Irrevocable Proxies granted by Messrs. Peterson, Moore, and Irish to Mr. Peck were terminated.

On September 22, 2022 Mr. Peck exercised Non-Qualified Stock Options to purchase shares of Common Stock in the following amount: Mr. Peck – 36,666.

On January 3, 2023 the Board of Directors of the Issuer approved a grant of shares of Common Stock to Mr. Peck pursuant to Restricted Stock Agreements. The shares of Common Stock are subject to vesting. As of the date of this Amendment No. 5, 26,667shares of Common Stock have vested.

On May 23, 2023 Mr. Peck purchased 50,000 shares of Common Stock on the open market.

On July 5, 2023 the Issuer’s shares outstanding increased due to the issuance of shares of Common Stock in partial payment of amounts outstanding under certain Senior Secured Convertible Notes (the “Notes”), resulting in the change in the percent beneficially owned by the Reporting Persons. As of the date of Amendment No. 4, a total of 5,138,487 shares of Common Stock of the Issuer have been issued in partial payment of the Notes.

On November 1, 2023, Mr. d’Amato and Veroma, LLC granted an Irrevocable Proxy to Mr. Peck.

On December 12, 2023 the Issuer’s shares outstanding increased due to the issuance of an aggregate of 3,500,000 shares of Common Stock in redemption of all amounts outstanding under the Notes, resulting in the change in the percent beneficially owned by the Reporting Persons.

On or about January 7, 2024, former reporting persons Richard L. Mooers and Mooers Partners, LLC sold all of their remaining shares.

On or about February 7, 2024, former reporting persons Roger G. Branton and Branton Partners, LLC sold all of their remaining shares.

On or about May 13, 2024, former reporting persons Michael D’Amato and Veroma, LLC sold all of their remaining shares.

Item 4.	Purpose of Transaction

Jeffrey Peck and Corundum previously held shares of capital stock in Peck Electric and received the shares of Common Stock as consideration from the Issuer pursuant to the terms of the above described Exchange Agreement in connection with the Business Combination.

Mr. Peress received the shares of Common Stock as consideration from the Issuer pursuant to the above described iSun Merger Agreement.

Mr. Comeau received the shares of Common Stock as consideration from the Issuer pursuant to the above described Liberty Asset Purchase Agreement.

Mr. Peck received the shares of Common Stock and Non-Qualified Stock Options from the Issuer pursuant to the Issuer’s 2020 Equity Incentive Plan.

Jeffrey Peck intends to participate in and influence the affairs of the Issuer through his positions as Chief Executive Officer of the Issuer and a member of its Board of Directors through his voting rights with respect to ownership of the Common Stock of the Issuer.

Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.

Other than as described above, the Reporting Persons do not have any plan or proposal relating to or that would result in:

(a)	the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) — (b)

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Jeffrey Peck	2,188,965	4.6%	2,188,965	0	1,577,056	0

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Corundum AB	90,660	0.19%	0	0	0	90,660

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Mats Wennberg	90,660	0.19%	0	0	0	90,660

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Sassoon M. Peress	491,500	1.04%	0	0	491,500	0

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
John P. Comeau	29,749	0.06%	0	0	0	29,749

* Based on 47,384,672 shares of Common Stock outstanding as of May 31, 2024 – as reported by the Issuer’s transfer agent.

(c)	Except for the transactions described in Items 3, 4, 5 or 6 of this Schedule 13D, which are incorporated by reference into this Item5(c), during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Person.

(d)	No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Exchange Agreement described further under Item 4, the following Reporting Persons received the following number of shares of Common Stock in consideration for their equity securities of Peck Electric: (a) Jeffrey Peck received 1,406,974 shares of Common Stock; and (b) Corundum received 90,660 shares of Common Stock. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019, attached hereto as Exhibit 1 and incorporated herein by reference.

On June 20, 2019, Corundum (a “Key Holder”) entered into a voting agreement with Jeffrey Peck and the Issuer (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, the Key Holder transferred to Jeffrey Peck all of the voting power they otherwise would have as a result of their ownership of shares of Common Stock of the Issuer. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is incorporated by reference as Exhibit 2.

On January 19, 2021, the Issuer entered into an Agreement and Plan of Merger and Reorganization, as amended (the “iSun Merger Agreement’), incorporated by reference as Exhibit 3, with Peck Mercury, Inc., iSun Energy, LLC, and Sassoon M. Peress. Pursuant to the Merger Agreement, Mr. Peress was issued shares of Common Stock, Warrants and other consideration. Mr. Peress was issued 200,000 shares of Common Stock at Closing and 200,000 shares subsequently on February 7, 2023. Mr. Peress has executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock, attached hereto as Exhibit 4.

Pursuant to the iSun Merger Agreement, Mr. Peress was issued a Warrant to acquire 100,000 shares of Common Stock. Mr. Peress exercised such Warrant on February 8, 2021 and was issued 100,000 shares of Common. Mr. Peress has executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

On November 18, 2021, John Stark Electric, Inc., a New Hampshire corporation (“JSI”) and wholly-owned subsidiary of the Issuer, Liberty Electric, Inc., a New Hampshire Corporation (“Liberty”) and John P. Comeau (“Comeau”) after obtaining required consents released signature pages and closed an Asset Purchase Agreement (the “Liberty Asset Purchase Agreement”), pursuant to which JSI acquired all of the assets of Liberty. Pursuant to the Liberty Asset Purchase Agreement, Mr. Comeau was issued 29,749 shares of Common Stock. Mr. Comeau executed an Irrevocable Proxy in favor of Mr. Peck with respect to such shares of Common Stock.

The foregoing summary of the Liberty Asset Purchase Agreement is qualified in its entirety by reference to the Liberty Asset Purchase Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2021, incorporated herein by reference.

Other than as described in this Amendment No. 5 to Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Form of Exchange Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019).

Exhibit 2	Voting Agreement dated June 20, 2019 by and among the Reporting Persons. (incorporated by reference to Exhibit 10.21 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 14, 2020)

Exhibit 3	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 25, 2021)

Exhibit 4	Irrevocable Proxy (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 25, 2021)

Exhibit 5	Agreement as to Joint Filing of Schedule 13D, dated as of July 1, 2019 among certain of the Reporting Persons (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2019)

Exhibit 6	Agreement as to Joint Filing of Schedule 13D, dated as of February 16, 2021 between Jeffrey Peck and Sassoon M. Peress (incorporated by reference to Exhibit 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 19, 2021)

Exhibit 7	Asset Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2021)

Exhibit 8	Irrevocable Proxy (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2021)

Exhibit 9	Agreement as to Joint Filing of Schedule 13D, dated as of February 28, 2022 between Jeffrey Peck and John P. Comeau (incorporated by reference to Exhibit 14 to the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2024

/s/ Jeffrey Peck
Jeffrey Peck, individually

CORUNDUM AB

By:	/s/ Mats Wennberg
Name:	Mats Wennberg
Title:	Authorized Person

/s/ Mats Wennberg
Mats Wennberg, individually

/s/ Sassoon M. Peress
Sassoon M. Peress, individually

/s/ John P. Comeau
John P. Comeau, individually

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Form of Exchange Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019).

Exhibit 2	Voting Agreement dated June 20, 2019 by and among the Reporting Persons. (incorporated by reference to Exhibit 10.21 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 14, 2020)

Exhibit 3	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 25, 2021)

Exhibit 4	Irrevocable Proxy (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 25, 2021)

Exhibit 5	Agreement as to Joint Filing of Schedule 13D, dated as of July 1, 2019 among certain of the Reporting Persons (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2019)

Exhibit 6	Agreement as to Joint Filing of Schedule 13D, dated as of February 16, 2021 between Jeffrey Peck and Sassoon M. Peress (incorporated by reference to Exhibit 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 19, 2021)

Exhibit 7	Asset Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2021)

Exhibit 8	Irrevocable Proxy (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2021)

Exhibit 9	Agreement as to Joint Filing of Schedule 13D, dated as of February 28, 2022 between Jeffrey Peck and John P. Comeau (incorporated by reference to Exhibit 14 to the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2022).